

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Allan L. Waters
Chief Executive Officer
Sirius International Insurance Group, Ltd.
14 Wesley Street
Hamilton HM 11, Bermuda

> **Re: Sirius International Insurance Group, Ltd.**
> **Registration Statement on Form S-1**
> **Filed November 30, 2018**
> **File No. 333-228646**

Dear Mr. Waters:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Lindsey A. Smith - Sidley Austin LLP